Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
__________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 14, 2019
__________________

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am (Israel time) on Wednesday, August 14, 2019, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel (the telephone number at that address is +972-3-539-1444). At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect four (4) directors for terms expiring at our 2020 Annual General Meeting of Shareholders.
2.	To elect one (1) external director for a three (3) year term;
3.	To re-adopt the Company's updated Compensation Policy;
4.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; and

5.	To approve the issuance and delivery of indemnification letters to each of our directors and officers appointed from time to time; and
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018, will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 12, 2019 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on July 12, 2019, or which appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposals no. 2, 3 and 4. In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is July 12, 2019.

Shareholders may also review the proxy statement on our company’s website at www.magalsecurity.com or at our principal executive offices at 17 Altalef Street, Industrial Zone, Yehud, Israel, upon prior notice and during regular working hours (telephone number: +972-3-539-1444) until the date of the Meeting.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Yehud, Israel
July 15, 2019

- ii -

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
__________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 14, 2019

__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am (Israel time) on Wednesday, August 14, 2019, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about July 15, 2019.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	To re-elect four (4) directors for terms expiring at our 2020 Annual General Meeting of Shareholders;
2.	To elect one (1) external director for a three (3) year term;
3.	To re-adopt the Company's updated Compensation Policy;
4.
To re-approve the compensation of the Company's directors associated with the controlling shareholder including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters; and

5.	To approve the issuance and delivery of indemnification letters to each of our directors and officers appointed from time to time; and
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018, will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 12, 2019 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

As of July 12, 2019, we had 23,153,985 ordinary shares outstanding.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so at least forty-eight (48) hours prior to the appointed time of the Meeting.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A Meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened Meeting, the required quorum consists of any two shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposals 2, 3 and 4.  In order to approve each of the proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the “Investors’ Relations” section of our website at www.magalsecurity.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of July 12, 2019, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and
•	all of our executive officers and directors as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of ordinary shares outstanding as of July 12, 2019 and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of July 12, 2019.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 23,153,985 ordinary shares outstanding as of July 12, 2019.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through July 12, 2019 and information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is c/o Magal Security Systems Ltd., P.O. Box 70, Industrial Zone, Yehud 5621617, Israel.

Name	Number of Shares	Percentage
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	20.1%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.5%
Grace & White, Inc. (2).	1,409,399	6.1%
All directors and executive officers as group (16 persons) (3).	114,063	( *)
_____________

* Less than 1%

(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel. FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,855,159 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.   FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Based upon a Schedule 13G/A filed with the SEC on January 29, 2019 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser. The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

(3)
Consists of (i) 13,850 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 100,213 ordinary shares issuable upon the exercise of currently exercisable options or options that vest within 60 days of July 12, 2019.

The annual compensation earned during 2018 by our five most highly-compensated senior office holders is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 15, 2019, a copy of which is available on our website at www.magalsecurity.com.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

You are being asked to re-elect the following directors: Gillon Beck, Ron Ben-Haim, Jacob Berman and Avraham Bigger.

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of six (6) directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. The term of office of our external directors, Ms. Liza Singer and Mr. Moshe Tsabari, will expire in August 2019 and October 2020, respectively, as described in Item 2 below.

You are being asked to re-elect our four current directors who are not external directors.  If all of our Board of Directors’ nominees are elected, the foregoing four directors will continue to serve as directors following the Meeting in addition to the external directors as further explained in Item 2 below. Each director who is elected at the Meeting will serve until next year’s annual general meeting of our shareholders and until their successors are elected and qualified. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our external directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the size and special needs of the company.

Biographical information concerning each of the nominees is set forth below:

Gillon Beck (57) has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Bet Shemesh Engines LTD (TASE), Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Oxygen and Argon Works Ltd and Overseas Commerce Ltd., Bird Aerosystems Ltd, and is a director of Inrom Construction Industries Ltd. (TASE), Orbit Technologies Ltd (TASE), Carmel Forge Ltd., Monfort Medical Ltd,  AITECH Ltd,  and Unitronics (1989) (R”G) Ltd (TASE).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE), Ormat Technologies Inc. (NYSE) and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim (49) has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of  Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Aitech Rugged Group, Inc., Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE), Nirlat Paints Ltd., Alony Ltd., Orbit Technologies, Ltd. (TASE), G1 Security Solutions, Ltd (TASE) and TAT Technologies, Ltd. (TASE, NASDAQ). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Hadera Paper Ltd., Overseas Commerce, Ltd., Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd.,  Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Jacob Berman (71) has served as a director since November 2013.  Since November 2014, Mr. Berman serves as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Avraham Bigger (72) has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as Chairman of the Board of P.C.B. Technologies Ltd. (TASE) which is a company also under the control of the Company's controlling shareholder,  a board member of Migdal insurance, chairman of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and president of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

We are proposing to adopt the following resolutions:

RESOLVED, to reelect Gillon Beck to serve as a director on the Board of Directors of the Company until the 2020 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Ron Ben-Haim to serve as a director on the Board of Directors of the Company until the 2020 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Jacob Berman to serve as a director on the Board of Directors of the Company until the 2020 annual meeting of shareholders and until his successor is elected and qualified; and

FURTHER RESOLVED, to reelect Avraham Bigger to serve as a director on the Board of Directors of the Company until the 2020 annual meeting of shareholders and until his successor is elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

II.   ELECT ONE (1) EXTERNAL DIRECTOR FOR A THREE (3) YEARS TERM
(Item 2 on the Proxy Card)

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence.  Under the Israeli Companies Law, an external director serves for a term of three years, which may be extended for additional three-year terms.  Further, an external director can be removed from office only under very limited circumstances.  In addition, under the Israeli Companies Law, all external directors must serve on our Audit Committee and Compensation Committee (including one external director serving as the chair of our Audit Committee and our Compensation Committee), and at least one external director must serve on each committee of our Board of Directors.

As noted above, the current term of office of our external director Ms. Liza Singer will expire following this Meeting and the shareholders are being asked to replace Ms. Singer and elect Ms. Limor Steklov as an external director.  The term of office of our other external director, Mr. Moshe Tsabari, expires in October 2020 and he is not required to stand for reelection at the Meeting.  Biographical information concerning Ms. Steklov and Mr. Tsabari (who is not standing for re-election at the Meeting) is set forth below.

Moshe Tsabari (64) has served as an external director since December 2014.  Mr. Tsabari is the owner and serves as the joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005, Mr. Tsabari has served as the owner and director of Osher – Training & Consulting Ltd.  From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Ms. Limor Steklov (48) serves as the CFO of TNT Express Worldwide (Israel) Ltd. Ms. Steklov has extensive experience in business partnering, combining business and financial visions, leading economic and business analytics, leading worldwide/local projects, creating effective and efficient processes, and leading, coaching, motivating and mentoring large finance teams. Ms. Steklov currently serves as a board member of the parent company of FEDEX Israel. Ms. Steklov holds a B.A. degree in economics and accountancy from College of Management – Academic Studies (COMAS) in Rishon LeZion and a M.A. degree in law from Bar-Ilan University.

Subject to the approval of Ms. Steklov's election at the Meeting, Ms. Steklov's terms of service will include an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,110) for each board meeting attended. Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year, in accordance with the compensation regulations of the Companies Regulations (rules regarding compensation and expenses for an external director), 2000, and D&O liability insurance and indemnification in accordance with the indemnification letter (as detailed in Item 5 below and set forth in Exhibit A) and the Company's executive compensation policy.

Our board of directors recommends that Ms. Setklov be elected as an external director at the Meeting for a three year term, and has found that Ms. Setklov has all necessary qualifications required under the Israeli Companies Law to be considered an “external director” in accordance with the Israeli Companies Law and an “independent director” pursuant to the rules of NASDAQ.

We are proposing to adopt the following resolution:

RESOLVED, that the election of Ms. Setklov to the Board of Directors of the Company to serve as an external director for a three-year term be, and it hereby is, approved.

FURTHER RESOLVED, to approve Ms. Setklov's entitlement to an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,110) for each board meeting attended. Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year, in accordance with the compensation regulations of the Companies Regulations (rules regarding compensation and expenses for an external director), 2000, and D&O liability insurance and indemnification in accordance with the indemnification letter (as detailed in Item 5 below and set forth in Exhibit A) and the Company's executive compensation policy.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect Ms. Setklov as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Magal, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

III. READOPTION THE COMPANY'S UPDATED COMPENSATION POLICY
(Item 3 on the Proxy Card)

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Magal, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law. The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Israeli Companies Law.

In 2013, in accordance with such Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our executives and directors, which addressed the items prescribed by the Israeli Companies Law, and our Board of Directors and shareholders subsequently approved the policy.

In accordance with the Israeli law requirement, in 2016 our Compensation Committee and subsequently our Board of Directors and shareholders reviewed, updated and approved the compensation policy.

In accordance with Israeli law requirement above, our Compensation Committee reviewed, updated and readopted the written compensation policy for our executives and directors (referred to under the Israeli Companies Law as office holders).  A copy of the proposed updated Compensation Policy for Office Holders is attached as Exhibit B to the Proxy Statement which is marked to show changes from the Policy approved by the shareholders in 2016 (the “Updated Compensation Policy”). Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

We are proposing to adopt the following resolution:

RESOLVED, to readopt the Company’s Updated Compensation Policy for Office Holders in the form attached as Exhibit B hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to readopt the Compensation Policy for Office Holders.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the re-adoption of the Compensation Policy for Office Holders, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the re-adoption of the Compensation Policy for Office Holders.

IV. RE-APPROVE THE COMPENSATION OF THE COMPANY'S DIRECTORS ASSOCIATED
WITH OUR CONTROLLING SHAREHOLDER INCLUDING BUT NOT LIMITED TO: (1)
TERMS OF EMPLOYMENT OF THE CHAIRMAN OF THE BOARD; AND (2) THE ISSUANCE
AND DELIVERY OF INDEMNIFICATION LETTERS
(Item 4 on the Proxy Card)

Pursuant to the Israeli Companies Law, the compensation of the Company's directors who are affiliated with FIMI, the Company’s controlling shareholder (i.e., Mr. Gillon Beck and Mr. Ron Ben-Haim), must be in accordance with the Compensation Policy and must be approved every three (3) years by the Compensation Committee, the Board and the shareholders.

Subject to the re-election of Mr. Beck and Mr. Ben-Haim as directors at the Meeting, Mr. Beck and Mr. Ben-Haim's terms of service and compensation will remain unchanged.

Mr. Beck and Mr. Ben-Haim are entitled to the same compensation as all the other  directors in the Company of an annual fee of NIS 90,000 (approximately $25,000) and a fee of NIS 4,000 (approximately $1,110) for each board meeting that they attended. Such amounts are linked to the Israeli consumer price index, or CPI, and are updated on a semi-annual basis and accordingly, are adjusted to reflect changes in the CPI in February and August, each year, in accordance with the compensation regulations of the Companies Regulations (rules regarding compensation and expenses for an external director), 2000.  In addition to the directors' fees paid to all of our directors as described above, Mr. Beck is also entitled to: (i) monthly payment of NIS 15,000 (approximately $3,750) for time devoted to such position (approximately 20% of his business week); and (ii) an annual cash bonus of $30,000 payable in the event our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.  The annual cash bonus will be paid, if earned, as set forth in the Compensation Policy. The Chairman’s annual cash bonus plan has been in effect since fiscal year 2015, but has not been paid to date.

In addition, Mr. Beck and Mr. Ben-Haim will also benefit from D&O liability insurance in the same terms as applies to all of the Company's other directors and officers and in accordance with the Company's Compensation Policy, and receive from the Company indemnification letters in the same format as provided to all the Company's other directors (as detailed in Item 5 below and set forth in Exhibit A).

It should be noted that the total amount of indemnification that is payable by the Company in accordance with the Indemnification Letter to all of its directors and officers in the aggregate, shall not exceed, at all circumstances, more than 25% the Company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

Our Compensation Committee and Board of Directors have approved, and recommended that the Company’s shareholders approve renewal of the terms of service and compensation of Mr. Beck as chairman of the board of directors of the Company and of Mr. Ben-Haim as a director, in accordance with the Israeli Companies Law.

There are no changes to the renewed terms of service and compensation of Mr. Beck and Mr. Ben-Haim in relation to the terms of service and compensation previously approved by Company other than the changes to the indemnification letters (as detailed in Item 5 below and set forth in Exhibit A) that will apply to all directors.

Our Compensation Committee and Board of Directors believe that such compensation is in our best interest and is in line with the compensation policy and objectives as set forth in the our Compensation Policy and in compliance with its provisions. When reaching their conclusion, our Compensation Committee and Board of Directors took into account the considerations that are set forth in in the Compensation Policy.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, to re-approve the compensation of the Company's directors associated with the controlling shareholder for a period of three (3) years including but not limited to: (1) terms of employment of the chairman of the board; and (2) the issuance and delivery of indemnification letters set forth in Exhibit A, and that the compensation renewal is in the best interest of the Company, in line with the compensation policy, under market conditions and will not materially affect the profitability of the Company, its assets or liabilities.

In light of Mr. Beck and Mr. Ben-Haim affiliation with the FIMI funds, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that voted against the resolution do not represent more than 2% of the total voting rights in the Company.

V. ISSUANCE AND DELIVERY OF INDEMNIFICATION LETTERS TO EACH OF OUR
DIRECTORS AND OFFICERS APPOINTED FROM TIME TO TIME
 (Item 5 on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.

 In light of the Company’s interest in continuing to attract and retain highly qualified directors and officers, our Compensation Committee and Board believe that it is in the best interest of the Company and its shareholders to update the Company’s existing indemnification letters to reflect current best practices.  The proposed form of indemnification letter is attached hereto as Exhibit A.  In accordance with the updated indemnification letter, the total amount of indemnification that is payable by the Company to all its directors and officers in the aggregate, shall not exceed, at all circumstances, more than 25% the Company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given. Our updated indemnification letter includes a standard exempt of our Directors and Executive Officers from their duty of care to the maximum extent permitted by the Israel Companies Law.

Pursuant to the Israeli Companies Law, the adoption of the updated indemnification letters must be approved by the Compensation Committee, the Board and shareholders.

In accordance with these requirements, our Compensation Committee reviewed and adopted the updated indemnification letters for the Company’s directors and officers serving from time to time in such capacity. Our Board subsequently approved the updated indemnification letters and recommended that it be adopted by our shareholders. It should be noted that our Compensation Committee and Board also recommended and approved, and recommended that the shareholders approve, issuing and delivering the updated indemnification letters to our directors who are affiliated with the Company's controlling shareholder as set forth in Item 4 above.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Compensation Committee and Board of Directors believe to be in the best interests of us and of our shareholders:

RESOLVED, to approve the issuance and delivery of the updated indemnification letters in the form attached hereto as Exhibit A to each of the Company’s directors and officers serving from time to time in such capacity.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

We first appointed Kost Levy & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2019 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2018, we paid Kost Forer Gabbay & Kasierer $243,000 for audit services, $99,000 for tax-related services and $12,000 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with the due diligence examination of potential acquisitions and the rights offering that we conducted during the year).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2019 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

VI. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2018 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2018, including the auditor’s report and consolidated financial statements for the year ended December 31, 2018, which was filed with the SEC on April 15, 2019, is available on our website at www.magalsecurity.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VII. OTHER MATTERS

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2020 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to 17 Altalef Street, Industrial Zone, Yehud 5621617, Israel, Attn: V.P. General Counsel and Secretary, and must otherwise comply with the requirements of the Israeli Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than May 15, 2020; provided that if the date of the 2020 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2020 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2020 will include (1) the election or re-election of directors; (2) the election or re-election of an external director; (3) the approval of the appointment (or reappointment) of the Company’s auditors and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2020 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2020 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Dated: July 15, 2019

EXHIBIT A

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ___________, is entered into by and between Magal Security Systems Ltd., an Israeli company, traded on the NASDAQ Global Market whose address P.O. Box 70, Industrial Zone, Yehud 5621617, Israel (the “Company”), and Indemnitee set forth on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an office holder (nose misra) (an “Office Holder”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law”);

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining highly competent persons, such as Indemnitee, is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to obligate itself contractually to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement, and provide for insurance and exculpation of Indemnitee as set forth in this Agreement; and

WHEREAS,
the Indemnitee may have other rights of indemnification and/or insurance provided by third parties which the Indemnitee intends to be secondary to the primary obligation of the Company to indemnify the Indemnitee and to the insurance policy of the Company as provided herein, with the Company’s acknowledgement and agreement to the foregoing being a material condition to Indemnitees' willingness to serve as an Office Holder of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company agrees to indemnify and hold harmless Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.5 below, imposed on Indemnitee due to or in connection with an act performed by Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act or omission and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to Indemnitee’s Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Any financial liability imposed on Indemnitee or incurred by Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court. For purposes of Section 1 of this Agreement, the term “person” shall mean a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable litigation Expenses, including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing of An Indictment (as defined below) against Indemnitee and without the imposition on Indemnitee of any Financial Obligation In Lieu of Criminal Proceedings (as defined below), or (ii) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

1.1.3.
Reasonable litigation Expenses (as defined below), including, without limitation, fees, cost and expenses of attorneys, investigators, accountants and other experts, incurred by Indemnitee or charged to Indemnitee by court, (i) in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person; or (ii) in any criminal proceeding in which Indemnitee is acquitted; or (iii) in any criminal proceeding in which Indemnitee is convicted of an offense that does not require proof of criminal intent; and

1.1.4.
Any financial obligation imposed upon Indemnitee and reasonable litigation Expenses, including, without limitation, reasonable attorney’s fees, incurred by Indemnitee as a result of an Administrative Proceeding (as defined below) instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or expense will include a payment that Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the “Securities Law”) and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H’3, H’4 or I’1of the Securities Law, including reasonable legal Expenses, which term includes attorney’s fees.

1.1.5.	Any other event, occurrence or circumstances for which the Company may lawfully indemnify an Office Holder or shareholder of the Company.

1.1.6.	For purposes of this Section 1.1:

1.1.6.1.
The term “Concluded Without The Filing of An Indictment” regarding a matter in which a criminal proceeding was initiated, shall mean the closing of a file pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

1.1.6.2.
a “Financial Obligation Imposed in Lieu of a Criminal Proceeding” shall mean a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law or a penalty.

1.1.6.3.
The term “Administrative Proceeding” shall mean a proceeding pursuant to Chapter H’3 (Imposition of Financial Sanctions by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the administrative Enforcement Committee) or I’1 (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law.

1.1.6.4.
For the purpose of this Agreement, “Expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by  Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.4.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify Indemnitee under Section 1.1.1  in advance only with respect to the events described in Exhibit 1 (attached). The Board has determined that the events listed in Exhibit 1 are reasonably foreseeable in light of the operations of the Company and that the maximum amount of indemnification payable by the Company under Section 1.1.1 to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (respectively the “Limit Amount” and the “Indemnifiable Persons”), per each event detailed in Exhibit 1 and in the aggregate for all the events detailed in Exhibit 1 attached hereto, shall not exceed in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given  provided to the Company pursuant to Section 7 below.

The Limit Amount (subject to Section 5 hereunder) shall be in addition to any amount paid (if paid) under an insurance policy and/or by a third party pursuant to any such indemnification arrangement. If the Limit Amount is insufficient to cover all the indemnity amounts payable to all Indemnifiable Persons, then such amount shall be allocated to the Indemnifiable Persons pro rata according to the percentage of their culpability, as determined by a court for the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons.

1.3.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth in Sections 3 and 5 below, the Company shall advance amounts to cover Indemnitee’s Expenses for which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The advances to be made hereunder shall be paid by the Company directly to Indemnitee’s legal and other advisors as soon as practicable, but in any event no later than fifteen (15) days after the Company receives a written demand from Indemnitee. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
Subject to the limitations set forth in Sections 1.1, 1.2 and 1.4 above and in Section 2, the Company agrees to indemnify and hold harmless Indemnitee for and, if requested by Indemnitee, advance to Indemnitee (i) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by Indemnitee for indemnification by the Company under any provision of this Agreement, or under any other agreement or insurance policy or applicable law, and/or (ii) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by the Company or any other person to enforce their respective rights under any provision of this Agreement, or under any other agreement or insurance policy or applicable law.  Subject to the limitations set forth in Sections 1.1, 1.2 and 1.4 above and in Section 2, no indemnity shall be paid by the Company under this section if there has been a finding, to which all rights of appeal have either lapsed or been exhausted, that each of the material assertions or defenses, as the case may be, made by Indemnitee in connection with such claim was frivolous or not made in good faith.

1.5.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as  Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.6.
Indemnitee shall be covered by the insurance policy or policies providing liability insurance for directors and officers of the Company, in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies.

1.7.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to its insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of each Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer that is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

2.1.
Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance for which it is prohibited to do so under applicable law; or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than: (a) by way of defense or by way of third party notice in connection with a claim brought against Indemnitee, or (b) in specific cases in which the Board has approved the initiation or bringing of such claim by Indemnitee, or (iii) any claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction, if Indemnitee is held liable therefor after a final adjudication to which all rights of appeal have either lapsed or been exhausted.

2.2.
Notwithstanding the above, for as long as it is prohibited under the applicable laws, the Company shall not indemnify or advance Expenses to Indemnitee in respect of Indemnitee's financial liability, where there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that there has been: (i) a breach of a duty of loyalty by Indemnitee, except to the extent that Indemnitee acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company, (ii) a breach of the duty of care committed intentionally or recklessly by Indemnitee, excluding a breach arising out of the negligent conduct of Indemnitee, (iii) an act or omission committed by Indemnitee with the intent to derive illegal personal benefit, (iv) a fine or forfeit levied against Indemnitee, or (v) a liability by the Indemnitee pursuant to Section 2.1(iii).

2.3.
Without derogating from the above, the Company shall enter into an agreement to insure Indemnitee for any liability that may be imposed on Indemnitee in connection with an act (or an omission) performed by Indemnitee in a Corporate Capacity as permitted according to the Companies Law and any other applicable law.

3.	ADVANCEMENT OF EXPENSES.

3.1.
In the event that the Company provides indemnification or advancement of Expenses under Section 1 above, and thereafter, in respect of the same act, event or circumstance for which such indemnification or advance of Expenses under Section 1 was provided to Indemnitee: (i) a financial obligation in lieu of a criminal proceeding for an offense that requires proof of mens rea is imposed on Indemnitee; and/or (ii) Indemnitee is convicted of an offense that requires mens rea, as applicable, and/or (iii) there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that Indemnitee was not entitled to such indemnification or advancement of Expenses pursuant to the Agreement, then, within sixty (60) days of receipt of a written demand by the Company to such effect, Indemnitee shall repay to the Company all amounts previously paid by the Company as indemnification or advancement of Expenses in respect of such act, event or circumstance.

3.2.
Indemnitee’s obligation to reimburse the Company for any advanced Expenses or other sums paid hereunder shall be deemed a loan given to Indemnitee by the Company and shall bear the interest in accordance with Section 3(9) of the Income Tax Ordinance [New Version], 1961 as amended or any other applicable law.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (other than subsidiaries of the Company or any party that is an affiliate of the Company (collectively, the “Secondary Indemnitors”)).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and its shareholders, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and only to the extent that such failure to provide notice materially and adversely prejudices the Company by the forfeiture of substantive rights or defenses. Notice to the Company shall be directed to the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company and reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ Indemnitee’s own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at Indemnitee’s expense, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee and the Company shall have concluded, or independent counsel who is reasonably reputable with experience in the relevant field has opined in writing, that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.4) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without Indemnitee’s prior written consent. Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in Indemnitee’s name without Indemnitee’s prior written consent.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to their advisors and representatives as shall be within Indemnitee' power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXEMPTION AND EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby exempts, exculpates and releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law, any insurance policy or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity as a result of Indemnitee serving as an Officer Holder of the Company.    If any other Office Holder of the Company shall receive any indemnification rights that are more beneficial than those contained in this Agreement, then, subject to any restrictions under applicable law, this Agreement shall be promptly amended to contain such terms, and if the Company should fail to properly amend this Agreement pursuant to this Section 9, this Agreement shall be deemed to have automatically been amended so that such terms will apply to Indemnitee hereunder.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.4.

11.	POST FACTUM INDEMNIFICATION.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement or in the above referenced resolutions derogate from the Company’s right to indemnify Indemnitee post factum including pursuant to Section 1.1.1 above for any amounts which Indemnitee may be obligated to pay, to the maximum extent permitted by any applicable law including the Companies Law, provided that such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

12.	INCREASE IN AMOUNT OF INDEMNIFICATION.

This Agreement shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the amount of available insurance or due to the fact that the Company is unable to acquire insurance covering the Indemnifiable Events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

13.	COMPANY UNDERTAKINGS.

The undertakings of the Company pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.  The Company shall perform any reasonable action controlled by the Company to execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.	ENFORCEMENT.

The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce the Indemnitee to serve as an Office Holder of the Company and the Company acknowledges that the Indemnitee is relying upon this Agreement in serving as an Office Holder of the Company.

15.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders and shareholders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

16.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted  in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three (3) business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

18.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding that arises out of or relates to this Agreement.

19.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement, including, without limitation, any prior indemnification agreement.

20.	COUNTERPARTS.

This Agreement may be executed and delivered and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner that will adversely effect the provisions of this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Agreement as of the date first mentioned above, in one or more counterparts.

Magal Security Systems Ltd.
By:
Name and title:

Indemnitee
Name:
Signature:

EXHIBIT 1*

INDEMNIFIABLE EVENTS

1.
Claims in connection with employment relationships with employees of the Company, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and other service providers.

2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

3.
Violation, infringement or any other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing, hosting, or providing any, data, content or information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Any claim or demand in connection with: (a) cyberattacks on the Company and/or its subsidiaries and/or any of their computer network or system products and services, including without limitation, use of malicious code to alter computer code, logic or data, information and identity theft, malware, pharming, phishing, spamming, spoofing, spyware, trojans and viruses, denial-of-service and distributed denial-of-service attacks; and (b) breaches of data, including, without limitation, any event in which sensitive, protected or confidential data, whether relating to the Company, any of its subsidiaries, their customers, users, vendors or any other person or entity, has potentially been viewed, stolen or used by an individual unauthorized to do so.

5.
Violations of securities laws of any jurisdiction, including, without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

6.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.

7.
The issue of securities (including an issue of securities that does not come to actual fruition) in Israel and abroad, including and without derogating from the generality of the foregoing, an offer of securities to the public pursuant to a prospectus, a private placement, sale offer, issue of bonus shares or offer of securities in any other way, including, but without limitation, a prospectus or registration statement for an initial public offering including public offerings in NYSE, NYSE MKT and NASDAQ.

8.	An event arising from the fact of the Company being a publicly traded company or arising from the fact that the shares of the Company are traded on a stock exchange in the the United States or abroad.
9.
Events in connection with an actual or proposed change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital.

10.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business, receiving and granting credit and the giving or receiving of collateral security, including contracting under finance agreements with banks and/or other financial entities for purposes of financing transactions or contractual arrangements, including a transaction with an interested party.

11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

14.
A report or notice lodged according to the Companies Law or the Securities Law, including regulations made pursuant thereto, or according to rules or directives currently applied by on a Stock Exchange in Israel, the United States or elsewhere abroad, or according to a law of another country which regulates similar matters and/or the failure to submit such report or notice.

15.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.
16.
Any act or a derivative thereof connected with the adopting of financial reporting according to international financial reporting standards (IFRS) or accepted accounting principles in the USA (US GAAP) or any financial reporting standards practiced by the Company or its subsidiaries, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

17. .	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.
18.	Actions taken pursuant to or in accordance with policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not.
19.	An act or a derivative thereof that is contrary to the Company's Articles of Association.
20.	Implementing of a tender offer and/or a sale offer and any proceeding, opinion, document and/or report in connection therewith.
21.
Any claim and/or demand in relation to non-disclosure or failure to supply any sort of information at the time required according to law or stock exchange regulations and/or in connection with a misleading or faulty disclosure of such information, to third parties, and included in this to the holders of the Company’s securities and/or potential holders of securities, including in regard to a public offering, allotment, distribution, purchase, holding and/or connection with securities of the Company and/or any other investment activity involving and/or affecting the Company’s securities.

22.	Resolutions and/or actions relating to environmental matters.
23.	Resolutions and/or actions in connection with the approval of financial statements of the Company or its subsidiaries.
24.	Representations and warranties made in good faith in connection with the business of the Company or its subsidiaries.
25.	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company or its subsidiaries.
26.	Resolutions and/or actions relating to the operations and management of the Company or its subsidiaries.
27.	Resolutions and/or actions in connection with a subsidiary or a company affiliated with the Company.

*	Any reference in this Exhibit 1 to the Company shall include the Company and any entity in which Indemnitee serves in a Corporate Capacity.

EXHIBIT B

MAGAL SECURITY SYSTEMS LTD.

("MAGAL" OR THE "COMPANY")

AMENDED COMPENSATION POLICY OF OFFICE HOLDERS

~~August 8, 2016~~

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the  "Companies Law"), a public company, such as Magal, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment of the Office Holders of the company. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, as well as any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations (that are detailed below) also the adjustment of the terms of employment to the Policy, as well as the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives  Office Holders (the CEO, VPs, and all other managers directly reporting to the CEO shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance.

We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company.

The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

1 The meaning of the term “Office Holder” is as defined in the Companies Law.

Compensation should be reasonable for our business, our locations and our long-term, multi-year approach to achieving sustainable growth.

We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.

We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

The  ~~Compensation Committee shall first~~Policy is intended to determine the appropriate ~~level of total~~balance between the fixed compensation ~~for each Senior Executive, and then determines the appropriate allocation among~~ (annual base  ~~cash~~salary and Additional Benefits2) and variable compensation~~,~~  (annual performance-based cash incentive compensation  (cash bonus) and long-term stock incentive compensation~~.~~  ). Such allocation shall be based on the principles set forth in this Policy.

In determining the total compensation the Compensation Committee shall take into account the following  considerations  (collectively,  the "Compensation  Considerations"):  (i)  the  education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the  ~~company~~Company, the global scope of its business (having world-wide substantial subsidiaries~~)`,~~), the complexity of the Company’s business and the fact that the Company's shares are traded in Nasdaq; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

As of the date of approval of this policy, the current ratio between the total compensation of the Company's Senior Executive and the average and median compensation of all of other Co mp an y’ s employees, are as set forth below:

Executive Level	Average	Median
Active Chairman	0.8	0.9
CEO	11.1	13.0
Other Senior Executives	4.2	4.9

2 "Aadditional Benefits" shell include, inter alia, social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as compa ny vehicle/vehicle maintenance, telephone expenses, gifts on public holidays, etc.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions.
Immaterial change in Senior Executives compensation

A change of up to 10% in the total compensation of any  Senior  Executive  ~~Officer~~  (other than the CEO) shall be deemed immaterial and shall  not  require the approval of the Compensation Committee  ~~only.~~ and Board (if applicable), to the extent it was approved by the Company's CEO and all the following conditions are met: (1) a non-material change in the terms of employment of an Office holder as stated in section 272(c) of the Companies Law, within a limit of up to 10% per year, relative to the year before, of the Officer's terms,; and (2) the terms of employment conform to this Company's Compensation Policy.
A change of up to 10% in the total compensation of the CEO shall require the approval of both the
Compensation Committee and the Board of Directors.

Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives  ~~consists~~may consist of (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) long-term equity-based (shares) compensation, and (iv) other executive benefits.

In addition, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, may change the amount of the Senior Executives cash bonus (increase or decrease), which changes may not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate). However,  with respect to the CEO such changes to the cash bonus  ~~shall be immaterial (up to 10%) in comparison~~(including any other bonus granted to the  ~~value of the variable (performance based) components of the compensation of such Senior officer.~~CEO) shall not exceed, with respect to any calendar year, three (3) monthly base salaries.

A discussion of each element follows:

Annual Base Cash Compensation
Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation  Committee, always taking into account the Compensation Considerations.  ~~The annual base cash compensation ( “base salary”) shall be at levels which will range from 50% to 70% of the Senior Executive’s potential total compensation. Base salary ranges are~~ The annual base salary is designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised.  ~~Any other increase of the base salary shall be subject to the annual review process described herein.~~

The maximum annual fixed compensation (annual base salary and Additional Benefits) for an Office
Holder shall be as follows:

Active Chairman: Up to NIS 270,000.

CEO: Up to NIS 1,560,000 for a full time position.

Other Senior Executives: Up to NIS 960,000 for a full time position.

In order to  ~~Annual Performance-Based Incentive Cash Compensation~~

ensure alignment of all components of the total Compensation, the appropriate ratio between the fixed compensation of Senior Executive and their Variable Compensation, in terms of full time position for a given year, are as detailed below:

Executive Level	Variable Compensation3
	Annual Performance- Based Incentive Cash Compensation	Long-Term Equity Based Incentive Compensation
CEO	Up to 75%	Up to 100%
Other Executives	Up to 50%	Up to 60%

   Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie  ~~executive~~ Senior Executive's  compensation to the  ~~company's~~Company's performance and to encourage Senior Executive's to remain with the Company.

The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds. Such thresholds may be measurable financial or personal thresholds, as shall be determined for each applicable Senior Executive by the CEO and the Compensation Committee and the Board as applicable pursuant to this Policy, and subject to the approvals required under the Companies Law. ~~The Bonus shall be at the levels which will range from 15%-30% of the Senior Executive’s potential compensation.~~

~~With~~

             As of the date of approval of this policy, the Compensation Committee or the Board has determined that with respect to measurable financial criteria, the minimum threshold for payment of a Bonus will be achieving 85% of the applicable target and the maximum threshold will be 115% of the applicable target. (the Compensation Committee and the Board may change the abovementioned percentages from time to time). If the minimum threshold is not met, or if the Company failed to achieve positive Net Profit for the respective year, than no Bonus will be earned. If the maximum threshold is exceeded only the applicable maximum Bonus will be paid and no additional amounts will be deemed earned. The sums payable as Bonus will be adjusted between a minimum Bonus and maximum Bonus to reflect the ratio between the target and the actual results of the company as further detailed below.

The criteria for measurement of personal criteria shall be determined individually when such personal criteria are set. A list of personal criteria is attached as Exhibit I hereto

             The calculation of financial component of the Bonus shall be made once a year and shall be based on Selected Financial Parameters from the Consolidated Audited Financial Statements of the Company (the “SFP” and "FS" respectively) for the applicable year and shall be determined individually. ~~A list of Selected Financial Parameters is attached as Exhibit II hereto.~~These SFP may include, inter alia, objectives relating to the annual income, annual profit (net profit, pretax profit), operation profit, order booking, revenue,  and/or disposal of assets, financing, re-financing and fundraising.

____________________________________

 3 The variable rate of the Annual Performance-Based Incentive Cash Compensation and Long-Term Equity Based Incentive Compensation are relative to the total fixed compensation which constitutes of 100% of the annual salary cost (i.e., 12 salaries).

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company by deducting such Balance from the first amounts payable to such Senior Executive as Bonus immediately after the completion of such restatement. To the extent that no Bonus will be payable to such Senior Executive in that year than the Balance shall be deducted from the Bonus payable in the next year. Notwithstanding the above, if (i) the employment relationships with the Company terminates before the Balance is fully repaid to the Company, than the Balance shall be deducted from all amounts due and payable to such Senior Executive in connection with such termination (subject to the limitations of any applicable law); and (ii) the Balance is not repaid in full to the Company during the two consecutive years following the restatement, the Senior Executive ~~Officer~~ shall repay the Balance, or the unpaid portion thereof (as applicable) pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee.

~~The annual Bonus (to the extent earned) (the "Earned Bonus") will be paid over a period of two years as follows: (i) 75% of the applicable Earned Bonus will be paid together with first salary that will be paid after the approval of the FS of the applicable year (the "Base Year") by the Board of Directors.; (ii) 25% of the Earned Bonus will be paid in full together with first salary that will be paid following the approval by the Board of the annual FS of the first year following the Base Year (the “Deferred Year”) in which the Company’s  Revenue and Operational Profit for the Deferred Year has meet a minimum threshold of 70% and 50% respectively, with respect to the Base Year Revenue and Operational Profit (the “Deferred Payment”). In the event that employment relationship between the Company and such Senior Executive terminates (due to circumstances that negate severance payments under applicable law) prior to the payment of the Earned Bonus or Deferred Payment (if any) then the terminated Senior Executive shall be deemed to forfeit his right to receive any Earned Bonus or Deferred Payment.~~

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment and (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full together with first salary that will be paid following the approval by the Board of the FS of such applicable year.

Notwithstanding the above, in the event of termination of employment following a "Cause",4 such Senior Executive shall not be entitled to any payments in accordance with his/her bonus program which has not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

[4]
"Cause" means the following: termination due to: (i) an Senior Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by a Senior Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) a Senior Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliberate failure by the Senior Executive to perform the executive's duties in any material respect, provided that the Senior Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) a Senior Executive's willful misconduct with regards to the Company that could have a material adverse effect on the Company.

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The Bonus shall be based on the Company meeting SFP as determined in the Company's budget approved by the Board of Directors for such applicable year.

If the Company's SFP as determined in the FS for such applicable year shall be equal to 85%-115% of the target then the Bonus shall be prorated between two (2) to ~~twelve (12~~nine (9) monthly base salaries.

Other Senior Executives: The Bonus shall be based on the Company meeting SFP as determined in the Company's budget approved by the Board of Directors for such applicable year.

~~If~~if the Company's SFP as determined in the FS for such applicable year shall be equal to 85%- 115% of the target then the Bonus shall be prorated between two (2) to six (6) monthly base salaries.

Extra-Ordinary Achievement Based Cash Compensation

We believe that Senior Executives may be also rewarded for extra-ordinary achievements. Such achievements may, for example, be related to any one of the qualitative goals set forth in Exhibit I hereto. An Extra-Ordinary Achievement Based Cash Compensation may be awarded to a Senior Executive at any time, but no more than once every calendar year.  ~~An~~With respect to Senior Executives (other than the CEO) in addition to an Extra-Ordinary Achievement Based Cash Compensation  ~~shall~~that may be deemed immaterial and shall require the approval of the CEO only,  ~~provided that it is~~the Compensation Committee and the Board of Directors may approve up to ~~10% of the total annual potential compensation of the relevant Executive Officer (other than the CEO). An~~two (2) monthly base salaries. With respect to the Company's CEO an Extra-Ordinary Achievement Based Cash Compensation of up to  ~~10% of the total annual compensation of the CEO~~three (3) monthly base salaries shall require the approval of both the Compensation Committee and the Board of Directors.  ~~Any other~~   Such Extra-Ordinary Achievement Based Cash Compensation~~, that is greater than 10% shall require the approvals required by applicable law~~ (including any other bonus granted to the CEO) shall not exceed, with respect to any calendar year, three (3) monthly base salaries.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

Long-Term Equity Based Incentive Compensation

We believe that equity based incentives tied to share ownership by Senior Executives are important component of total compensation. We use grants of options to purchase our Ordinary Shares, n.v. NIS 1 each, as part of the Company’s overall incentive compensation to align the interests of Senior Executives with those of the Company’s shareholders. ~~The long-term equity based incentive compensation, per each relevant year, shall be at the levels which will range from 5%-3 0 % of the Senior Executive’s potential yearly compensation.~~

We shall issue each Senior Executive options to purchase our shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time ("ITO"). The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest in three installments over three years period and the exercise price thereof shall be determined by the Compensation Committee but in any event shall not be lower than the closing price of the Company's shares on NASDAQ for the last trading day prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options shall be proportionally reduced and adjusted in the event of payment of cash dividend.

Subject to the approval of the Israeli Tax authorities, the exercise of the options may be made by cashless mechanism.

The total amount of Equity Based Incentive compensation shall be limited as set forth below5:

CEO: shall not exceed twelve (12) monthly base salaries or their equivalent thereof, at the time they are provided.

Other Senior Executives: shall not exceed seven point two (7.2) monthly base salaries or their equivalent thereof, at the time they are provided.

Other Executive Benefits

Each Senior Executive shall be entitled to receive from the  ~~company~~Company an executive level car for work and personal use, including all costs and grossing up of the tax value. The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies) of its Senior Executives. The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone, a laptop computer and a business daily newspaper. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each  Senior  Executive ~~Officer~~ is entitled to receive between 18-26 paid vacation days for each 12 months of employment. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the maximum amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA). All the payments and allowances will be calculated with respect to the entire base Salary.

The Company and the Senior Executive shall open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("~~Keren Hishtalmut~~KEREN HISHTALMUT") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the entire base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

5       The total amount of Equity Based Incentive compensation will be calculated using the same methodology used in the financial statements of the Company.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

Other directors shall be entitled to receive Directors' fees that are equal to the fees payable to External Directors pursuant to the Companies Law and the regulations promulgated pursuant thereto. Such fees shall be composed of annual fees and per meeting fees.

Executive Chairman of the Board

The Executive Chairman of the Board has increased duties in the activities of the Company and therefore may receive compensation for such efforts in addition to the Director’s fees. Such additional compensation may be composed of annual base cash compensation and performance-based cash incentive compensation. When considering the Executive Chairman’s additional compensation, the Committee and the Board will review benchmarking data with respect to the compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board will review the relevant Compensation Consideration. The Committee and the Board may also consider previous and existing compensation of Executive Chairman of the Company.

D&O Insurance; Indemnification and Exculpation

All Directors and  Senior Executives (including officers  who are related to the controlling shareholder)  will be covered by D&O liability insurance ("D&O Insurance")  ~~in such~~as detailed below:

The limit of liability provided by a D&O Insurance will be USD 40,000,000 million in the aggregate for the policy period for all loss. The total annual premium that the Company shall not exceed a total of USD

300,000 unless otherwise approved by the relevant organs of the Company.

The D&O Insurance will be approved by the Company's Compensation Committee, without the approval of the shareholders, provided that the D&O Insurance is under the scope  ~~and such~~of this Policy, on market terms  ~~as shall be determined from time to time pursuant to the requirements of the Companies Law.~~ and shall not have a materially impact on the Company's profitability, assets or liabilities.

The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may indemnify its Directors and  ~~Officers~~Senior Executives for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall not be greater than 25% of the Company's shareholders equity on the date of payment of the indemnification amount.

Furthermore, the Company may exempt its Directors and Senior Executives (including officers who are related to the controlling shareholder) from the duty of care to the maximum extent permitted by the Companies Law.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives shall be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to three monthly base salaries per year and up to a maximum of 12 monthly base salaries in the aggregate.

Other Senior Executives: up to 1.5 monthly base salaries per year and up to a maximum of six (6) monthly base salaries in the aggregate.

Exhibit I

Qualitative Goals

◾	Implementation or completion of specified projects or processes;
◾	Customer satisfaction;
◾	Productivity;
◾	The formation of joint ventures;
◾	Research or development collaborations, or the Completion of other transactions;
◾	Market share;
◾	Completion of acquisitions of assets;
◾	Acquisitions of businesses or companies;
◾	Completion of divestitures and asset sale;
◾	Greater geographic and product diversification;
◾	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
◾	Defending pending litigation matters and protecting the Company’s intellectual property;
◾	Launching research and development initiatives
◾	Effectively representing the Company in various Legislative and regulatory matters
◾	Expansion of customer and strategic partner base;
◾	Production performance including buoy deployments, quality and safety;
◾	Creation and advancement of technology;
◾	Development and management of the employee base;
◾	Maintenance of worldwide regulatory compliance;
◾	Improving technical achievements;
◾	Adherence to ethical standards;
◾	New orders;
◾	New customers;

~~Exhibit II~~

~~Selected Financial Parameters~~

 ~~▪          Revenue - weight between 10% - 70%~~

 ~~▪          Order Booking - weight between 10% - 70%;~~

 ~~▪          Operation Profit - weight between 10% - 70%;~~
~~Net Profit - weight between 10% - 70%.~~

~~In order to further align the interests of the Senior Executives with the Company and with each other, 40% (at least) of the weight allocation will be identical for all Senior Executives.~~

~~The Chairman of the Board of Directors together with the CEO will set the weight allocation.~~